

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   May 28, 2008

via U.S. mail and facsimile
Mr. Jeffrey Wilkins
Chief Financial Officer
CanArgo Energy Corporation
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles

> **Re: CanArgo Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed May 2, 2008**
> **File No. 333-150625**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **File No. 1-32145**

Dear Mr. Wilkins:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed a Form 10-Q for the first quarter ended March 31, 2008. Please update the disclosure throughout your registration statement and proxy

statement accordingly. Also, where comments on one filing relate to disclosure that appears in the other, please make parallel changes to both documents.

Form S-3

General

2.   With your next amendment, please provide all missing information and file all remaining exhibits, including the legality opinion and the Standby Underwriting Agreement. Also, briefly explain to us why you believe that the offering may properly be registered on Form S-3.

Preliminary Proxy Statement on Schedule 14A

Proposal 2—Increase in Authorized Capital

Background and Reasons for the Proposal, page 5

3.   We note your reference to discussions with "major stockholders, creditors, and external financial advisors." Identify the major stockholders with whom you discussed your plans, and state the quantity of other securities they own that will be subject to a reset in the exercise price. For example, it appears that major stockholders also own convertible notes and warrants on which the exercise price will reset from $1.00 per share to $0.10 per share. In addition, proceeds from the rights offering will be used to pay off the outstanding Subordinated Notes. Clarify the extent to which the terms of the proposed rights offering were discussed with creditors and indicate what input they had in the determination of pricing and other terms.

4.   Disclose whether any of your major stockholders have agreed to vote or have indicated that they will vote for the proposal. Highlight for investors the interest these stockholders have in the proposal and provide the number of shares held by unaffiliated stockholders that will need to vote for the proposal if your major stockholders do in fact vote to approve it.

Dilution, page 7

5.   We note that as a result of the rights offering the number of shares issuable upon conversion of the Notes and the exercise of warrants will increase from 48,861,111 shares to 186,111,111 shares. Please provide the percentage of outstanding common stock this will represent.

6.   We note that you have not yet secured a Standby Underwriter. Expand your disclosure to discuss how your business plan will be altered if the rights offering is

not fully subscribed and you cannot secure a standby underwriter, or make clear that you will only conduct the rights offering if you first are able to enlist a standby underwriter.

Closing Comments

As appropriate, please amend your registration statement and proxy statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Peter Basilevsky, Esq. (by facsimile-202-818-9606)
    Donna Levy